SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 000-49723

                           NOTIFICATION OF LATE FILING

 (Check One): [X] Form 10-K     [ ] Form 11-K    [ ] Form 20-F    [ ] Form 10-Q
              [ ] Form 10-N-SAR

For Period Ended:  December 31, 2004_

[ ] Transition Report on Form 10-K          [ ]Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ]Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                  --------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: Money Centers of America, Inc.

Former Name If Applicable:     iGames Entertainment, Inc.

Address of Principal Executive
Office (Street and Number):    700 S. Henderson Road, Suite 325

City, State and Zip Code:      King of Prussia, PA 19406


                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[ X ]    (a)      The  reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]    (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ]    (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The fiscal year of Money Centers of America, Inc. (the "Company") ended on December 31, 2004. Accordingly, the Company's Annual Report on Form 10-KSB is required to be filed by March 31, 2005.

         The Company has been informed by its auditors that comments recently received by the Company from the SEC in connection with a Registration Statement on Form SB-2 filed with the SEC will require revisions to the Company's audited financial statements for the fiscal year ended March 31, 2004, primarily with respect to the Notes to the financial statements, and that the Company's auditors were unable to complete such revisions in time due to the timing of the receipt of the SEC's comments.

         As a result of the foregoing, the Company was unable to complete its Annual Report on Form 10-KSB on a timely basis and to do so would have required it to use unreasonable effort and to incur unreasonable expense.


                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

Christopher M. Wolfington             (610)                    354-8888
--------------------------------------------------------------------------------
(Name)                                (Area Code)         (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                              [ X ] Yes         [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                              [   ] Yes         [ X ] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         MONEY CENTERS OF AMERICA, INC.

                  (Name of Registrant as specified in Charter)

Has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  March 31, 2005                         By:  /s/ Christopher M. Wolfington
       --------------                              -----------------------------
                                                       Christopher M. Wolfington
                                                       Chief Executive Officer

March 31, 2005

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Money Centers of America, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the year ended December 31, 2004 because our Firm has not received the completed revisions to the financial statements of the Registrant for the year ended March 31, 2004 in response to comments received by the Commission on such financial statements in response to the filing by the Registrant of a Registration Statement on Form SB-2 including such financial statements and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein.

Very truly yours,


/s/Sherb & Co., LLP

Certified Public Accountants